[redacted]

14040179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1200
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander L. Cappello 310-393-6632 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Armstrong Accountancy Corporation
(Name - *if individual, state last, first, middle name*)

4200 Truxtun Avenue, Suite 300 (Address) (City) Bakersfield, CA (State) 93309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander L. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

LOLITA BAGRAMYAN
COMM. # 1943606
NOTARY PUBLIC · CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
July 10, 2015
GSN1

Signature

President & C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) An independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA
JURAT CERTIFICATE

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 14, by Alexander Cappello

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

LOLITA BAGRAMYAN
COMM. # 1943606
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
July 10, 2015
GSN1

Lolita Bagramyan
Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

____
(Title of document)

Number of Pages _____(Including jurat)

Document Date ______

____
(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

_____ Individual
_____ Corporate Officer
_____ Partner
_____ Attorney-In-Fact
_____ Trustee
_____ Other: ________

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2013

BROWN ARMSTRONG

CERTIFIED PUBLIC ACCOUNTANTS

CAPPELLO CAPITAL CORP.
DECEMBER 31, 2013

TABLE OF CONTENTS

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

MAIN OFFICE
4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

560 CENTRAL AVENUE
SHAFTER, CALIFORNIA 93263
TEL 661.746.2145
FAX 661.746.1218

7673 N. INGRAM AVENUE
SUITE 101
FRESNO, CALIFORNIA 93711
TEL 559.476.3592
FAX 559.476.3593

221 E. WALNUT STREET
SUITE 260
PASADENA, CALIFORNIA 91101
TEL 626.204.6542
FAX 626.204.6547

5250 CLAREMONT AVENUE
SUITE 237
STOCKTON, CA 95207
TEL 209.451.4833

BROWN ARMSTRONG
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cappello Capital Corp. (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company may not be able to continue as a going concern due to pending litigation. These conditions raise substantial doubt about its ability to continue as a going concern without additional contributions from stockholders. Management's plans regarding those matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

Brown Armstrong Accountancy Corporation

Bakersfield, California
February 28, 2014

CAPPELLO CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash	$	24,923
Accounts receivable		178,840
Prepaid expenses		1,285
Total Assets	$	205,048
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	18,237
Total Liabilities		18,237
Stockholders' equity:		
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares		100
Additional paid in capital		368,246
Retained earnings (deficit)		(181,535)
Total Stockholders' Equity		186,811
Total Liabilities and Stockholders' Equity	$	205,048

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Investment banking	$ 3,688,750
Legal settlement	1,359,900
Expense reimbursements	204,794
Total revenue	5,253,444
Expense:	
Corporate finance fees (Note 4)	2,861,140
Employee compensation and benefits	1,522,446
Other	841,555
Settlement expense	265,000
Occupancy (Note 4)	36,000
Total expense	5,526,141
Loss before income taxes	(272,697)
State income taxes	2,262
Net loss	$ (274,959)

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2013

CAPPELLO CAPITAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock				Additional Paid in Capital		Retained Earnings (Deficit)		Total
	Shares		Amount						
Balance, December 31, 2012	100	$	100	$	368,246	$	93,424	$	461,770
Net loss	-		-		-		(274,959)		(274,959)
Balance, December 31, 2013	100	$	100	$	368,246	$	(181,535)	$	186,811

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities		
Net loss	$	(274,959)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in working capital components:		
(Increase) in accounts receivable		(53,101)
(Decrease) in accounts payable and accrued expenses		(243)
Net cash used in operating activities		(328,303)
Net decrease in cash		(328,303)
Cash:		
Beginning of year		353,226
End of year	$	24,923

The Company paid $2,262 in state income taxes during the year ended December 31, 2013.

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Cappello Capital Corp. (the Company) is a California corporation formed in February 1992 for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker and dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of the Customers of the Company. Brokers/dealers operating under the provisions of Paragraph (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

As stated above, the Company operates under the provisions of Paragraph (k)(2)(i) of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule. Specifically, the Company is exempt from the Possession of Control Requirements under Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

A summary of the Company's significant accounting policies is as follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions, and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

NOTE 2 – INCOME TAXES

The Company has elected S Corporation status for income tax purposes, which requires that corporate income or loss be distributed to stockholders for inclusion in personal income tax returns. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a surtax on the Company of 1.5% of taxable income (minimum tax of $800), in addition to the taxable income or loss being reported in the stockholders' personal returns.

The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities. Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income (loss) in these financial statements.

NOTE 2 – INCOME TAXES (Continued)

As of December 31, 2013, management has determined that there are no uncertain tax positions, deferred tax assets, or liabilities.

The federal tax returns of the Company for 2012, 2011, and 2010 are subject to examination by the IRS as federal S Corporation returns are generally subject to examination for three years after they are filed.

The California state income tax returns of the Company for 2009 through 2012 are subject to examination by the state taxing authorities, as California state S Corporation returns are generally subject to examination for four years after they are filed.

The Company over contributed $2,885 on its 2010 state income tax return. The amount of prepayment will be applied to future tax obligations of the Company. The balance of these prepaid taxes as of December 31, 2013, is $1,285.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $6,686 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.7 to 1.

NOTE 4 – TRANSACTIONS WITH RELATED PARTY

The Company has a corporate finance agreement with Cappello Group, Inc., an affiliated company. The main stockholder of the Company (90% ownership) is the sole stockholder of Cappello Group, Inc. Cappello Group, Inc., receives corporate finance fees from time to time as the Company and Cappello Group, Inc., determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group, Inc., is not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated.

On December 16, 2013, the Company made a payment to Cappello Group, Inc., for corporate management fees provided during the year. This payment dropped the Company's net capital below the $10,000 self-imposed requirement; however, at no point did the Company fail to meet the net capital requirement of $5,000 as mandated by the Securities and Exchange Commission Rule 15c3-1.

For the year ended December 31, 2013, corporate finance fees paid to Cappello Group, Inc., amounted to $2,861,140. In addition, the Company paid $268,755 of overhead costs and $36,000 of rent (occupancy expense) to Cappello Group, Inc. At December 31, 2013, the Company owed Cappello Group, Inc., $18,237 for unpaid services received.

For the year ended December 31, 2013, management revenue paid from Cappello Group, Inc., amounted to $135,000.

NOTE 5 – MAJOR CUSTOMERS/SUPPLIERS

During the year ended December 31, 2013, the Company received approximately 58% of its revenues from two individual clients. During the year ended December 31, 2013, the Company incurred approximately 54% of its total expense with Cappello Group, Inc., which is explained further at Note 4.

NOTE 6 – DEFINED CONTRIBUTION RETIREMENT PLAN

The Company has a contributory defined contribution retirement plan covering all its employees who meet eligibility requirements and who elect to participate. The Company's contributions to the plan are elective. During 2013, the Company contributed $0 to the plan.

NOTE 7 – SUBSEQUENT EVENTS

Management has judged the subsequent events from December 31, 2013, through the date of the independent auditor's report on the basic financial statements.

On February 2, 2011, the Company instituted litigation against AmericanWest Bank (the "Bank") and Sandler O'Neill & Partners L.P. seeking, among other things, collection of an investment banking fee. The total claim against the Bank was for fees of approximately $9-11 million. The Bank filed counterclaims against the Company. The Court granted summary judgment against the Company on its claims on January 25, 2013, and the Bank thereafter dropped its counterclaims, with the Court stating it could do so without prejudice. The Bank filed a motion for attorney's fees and costs based upon the summary judgment ruling, claiming that it is the "prevailing party" in the case and thus entitled to fees and costs under the parties' Engagement Agreement. The Company opposed that request, and also sought to have any award of attorney's fees and costs withheld or stayed until after the Company's appeal of the merits. On January 24, 2014, the Court denied the Company's request for relief pending appeal and entered a final judgment for fees and costs in favor of the Bank in the amount of $2,362,660.50, as a prevailing party on the Company's contract claims. The Company continues to believe it is owed its fee and that the Court's rulings contain several appealable errors. On February 3, 2014, the Company filed a notice of appeal against the adverse summary judgment and vigorously pursue its own claims.

NOTE 8 – GOING CONCERN

Due to the events discussed in Note 7 above, the Company does not have net capital over the required amounts and ratios, and was forced to shut down broker-dealer activities as of January 27, 2014. This and other factors raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the Company successfully appealing the adverse summary judgment against it and pursuing its own claims against the Bank.

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

MAIN OFFICE
4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

560 CENTRAL AVENUE
SHAFTER, CALIFORNIA 93263
TEL 661.746.2145
FAX 661.746.1218

7673 N. INGRAM AVENUE
SUITE 101
FRESNO, CALIFORNIA 93711
TEL 559.476.3592
FAX 559.476.3593

221 E. WALNUT STREET
SUITE 260
PASADENA, CALIFORNIA 91101
TEL 626.204.6542
FAX 626.204.6547

5250 CLAREMONT AVENUE
SUITE 237
STOCKTON, CA 95207
TEL 209.451.4833

BROWN ARMSTRONG
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In planning and performing our audit of the financial statements of Cappello Capital Corp. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11).
2. Determining compliance with the exemptive provisions of Rule 15c3-3 related to the computation of reserve requirements.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulating Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

Brown Armstrong
Accountancy Corporation

Bakersfield, California
February 28, 2014

CAPPELLO CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

SCHEDULE I

Aggregate indebtedness:		
Other accounts payable and accrued expenses	$	18,237
Net capital:		
Stockholders' equity	$	186,811
Deductions:		
Accounts receivable		(178,840)
Prepaid expenses		(1,285)
Net capital	$	6,686
Computation of basic net capital requirements		
Minimum net capital required: (6- 2/3% of aggregate indebtedness)	$	1,216
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	1,686
Excess net capital at 1,000 percent	$	4,862
Ratio: Aggregate indebtedness to net capital		2.7 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013.

There is no significant difference between net capital in the FOCUS report as of December 31, 2013, and the net capital reported above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of the Rule.

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

MAIN OFFICE
4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

560 CENTRAL AVENUE
SHAFTER, CALIFORNIA 93263
TEL 661.746.2145
FAX 661.746.1218

7673 N. INGRAM AVENUE
SUITE 101
FRESNO, CALIFORNIA 93711
TEL 559.476.3592
FAX 559.476.3593

221 E. WALNUT STREET
SUITE 260
PASADENA, CALIFORNIA 91101
TEL 626.204.6542
FAX 626.204.6547

5250 CLAREMONT AVENUE
SUITE 237
STOCKTON, CA 95207
TEL 209.451.4833

BROWN ARMSTRONG
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cappello Capital Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

Brown Armstrong
Accountancy Corporation

Bakersfield, California
February 28, 2014

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044748 FINRA DEC
CAPPELLO CAPITAL CORP 18*18
100 WILSHIRE BLVD STE 1200
SANTA MONICA CA 90401-1195

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alexander Cappello
310 393-4632

2. A. General Assessment (item 2e from page 2) — 12,284.13 $ ~~11,884.37~~

B. Less payment made with SIPC-6 filed (exclude interest) — 2,956.25

7-29-13
Date Paid

C. Less prior overpayment applied —

D. Assessment balance due or (overpayment) — 9,327.88 ~~8,928.12~~

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) — $ ~~8,928.12~~ 9,327.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ ~~8,928.12~~ 9,327.88

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cappello Capital Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~5,093,544~~ 5,253,444

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ______

(2) Net loss from principal transactions in securities in trading accounts ______

(3) Net loss from principal transactions in commodities in trading accounts ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities ______

(7) Net loss from securities in investment accounts ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products ______

(2) Revenues from commodity transactions ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions ______

(4) Reimbursements for postage in connection with proxy solicitation ______

(5) Net gain from securities in investment accounts ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

Reimbursement for shared cost 204,794

Reimbursement for shared cost (Management) 135,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 339,794

2d. SIPC Net Operating Revenues 4,913,650 $ ~~4,753,750~~

2e. General Assessment @ .0025 12,284.13 $ ~~11,884~~.37

(to page 1, line 2.A.)

2